United States securities and exchange commission logo





                           March 26, 2021

       James E. Perry
       Chief Financial Officer
       CSW Industrials, Inc.
       5420 Lyndon B. Johnson Freeway, Suite 500
       Dallas, TX 75240

                                                        Re: CSW Industrials,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2020
                                                            Response dated
March 9, 2021
                                                            File No. 001-37454

       Dear Mr. Perry:

              We have reviewed your March 9, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31, 2020

       Item 1 - Business
       General, page 1

   1. We note your response to our comment that your earnings releases do not contain material non-public information.
Tell us why your earnings releases routinely and prominently describe and attribute
changes in revenue as organic for both consolidated and segment results. Tell us
whether organic revenue changes fluctuate between periods and why the discussion is not
provided in your periodic reports. Provide us with your analysis that organic changes in
revenues are not material non-public information.
 James E. Perry
FirstName  LastNameJames E. Perry
CSW Industrials, Inc.
Comapany
March      NameCSW Industrials, Inc.
       26, 2021
March2 26, 2021 Page 2
Page
FirstName LastName
        You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch
Chief at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences